Exhibit 19.1
Wingstop Inc.
Insider Trading Compliance Policy

(Revised as of December 4, 2024)

    This Insider Trading Compliance Policy (“Policy”) provides guidelines with respect to transactions in the securities of, and the handling of material nonpublic information about, Wingstop Inc. (“Wingstop”, the “Company”, or “we”), its subsidiaries and other companies with which Wingstop does business.

I.Employee Groups; Summary of Restrictions
    For purposes of this Policy, each Wingstop employee, officer and director will be categorized into one of three groups as further described below. Different restrictions contained in this Policy apply to each group. The Company’s General Counsel (the “General Counsel”) will work with the Company’s management team to determine the appropriate group for each employee, and the General Counsel will notify each employee, officer, and director if he or she has been initially placed into Group Two or Group Three and any employee, officer or director if at any time he or she is placed into a different group.

    You should read this entire Policy. However, for your convenience, the following is a summary of the restrictions that apply to each group under this Policy:

    Group One – The majority of employees are in Group One. Members of Group One are required to comply with the restrictions on (1) trading in securities while in possession of material nonpublic information (“insider trading”), as described in Section II, and (2) disclosing material nonpublic information to others (“tipping”), as described in Section III.

    Group Two – Certain officers and other employees with regular access to material nonpublic information are in Group Two. In addition to the general prohibitions against insider trading and tipping, members of Group Two may only purchase or sell Wingstop securities during the trading windows described in Section IV and are required to pre-clear most transactions with the General Counsel, as described in Section V.

    Group Three – Members of the Company’s Board of Directors (“Board”) and certain senior officers are in Group Three, whose members are subject to the same restrictions as apply to Group Two. In addition, members of Group Three will be notified separately of certain other trading restrictions and reporting requirements imposed on them by the federal securities laws of the United States (“U.S.”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

    In addition, regardless of group affiliation, any employee, officer or director of Wingstop may be temporarily prohibited from buying or selling Wingstop securities during special blackout periods. These special blackout periods are described in Section IV.

II.Insider Trading Prohibited
    General Rule. No Wingstop employee, officer or director—including “Other Persons” as described below—may purchase or sell Wingstop securities while he or she is in possession of material nonpublic information relating to Wingstop. This restriction does not apply to certain “Permitted Transfers,” which are discussed in Section VI of this Policy.

    Employees, Officers and Directors. This Policy applies to all employees, officers and directors of Wingstop and its subsidiaries. Each provision of this Policy that applies to an employee, officer and director also applies to:

family members or other persons with whom they share a household;
family members or other persons who principally rely on the employee, officer or director for their financial support, regardless of where those persons reside; and
any entity (a) over which they have control or influence with respect to a transaction in securities (e.g., a trustee of a trust, an executor of an estate or an investment club in which the employee participates) or (b) in which they have a material financial interest (for example, a trust of which the employee is a beneficiary).

    Likewise, references to “you” in this Policy also mean each of the people and entities listed above with respect to you. Because the people and entities listed above are covered by this Policy, you will be responsible for their transactions in Wingstop securities and, in order to maintain your compliance with this Policy, you should ensure that they do not purchase or sell Wingstop securities without your clearance.

Other Persons. The General Counsel may determine that non-employees, such as consultants, advisors, contractors and other individuals not employed by Wingstop, may be subject to the provisions of this Policy. If you are aware of a situation in which a consultant, advisor, contractor or other person not employed by Wingstop will have access to material nonpublic information about the Company, you should bring this situation to the attention of the General Counsel, who will make appropriate arrangements to protect the Company, including, if deemed necessary by the General Counsel, subjecting such individuals to the restrictions set forth in this Policy.

    Material Nonpublic Information.

    Material. Information is considered “material” if:

a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;
a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security; or

the information could reasonably be expected to have a substantial effect on the price of the security.

    Nonpublic. Information is nonpublic until it has been “publicly disclosed,” meaning that it:

is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and
has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.

    Examples of public disclosure include the issuance of a press release or the filing of an appropriate report with the SEC. Information is generally considered to be “nonpublic” until the expiration of a period of two full trading days after the information is released to the general public. However, this period varies depending on the type of information released, the market’s expectations relating to the subject matter of the release, and the market’s reaction after the information is released.

    Examples of material nonpublic information might include information about:

the Company’s financial or operating results, whether for completed periods or relating to expectations for future periods;
any significant change in the relationship with franchisees;
a material impairment or change in the value of the Company’s assets;
the filing of significant litigation or significant claims against the Company, developments in significant pending litigation, or other significant contingent liabilities affecting the Company;
negotiation of a significant joint venture, merger or acquisition;
news of a significant sale of assets (which could include sales of company-owned restaurants to a franchisee);
news of a significant purchase of assets (which could include a purchase of franchised restaurants from a franchisee)
changes in senior management;
significant labor negotiations or disputes;
significant accounting developments;
changes in dividend or return of capital policies;
the Company entering into or the termination of any significant contract;
the declaration of a stock split;

the Company’s plans relating to its capital structure or outstanding securities, including issuances or repurchases of common stock or debt securities, and information about possible changes in the Company’s credit ratings;
the occurrence of a significant cybersecurity incident, such as a potential or actual unauthorized access of the Company’s data, property or assets (whether at the Company’s facilities or through its information technology infrastructure) or a significant disruption in the Company’s operations; and
any other events that will require the filing of a Current Report on Form 8-K with the SEC.
    Information may be material whether it is favorable or unfavorable to the Company. The list of examples provided above is merely illustrative, and there are many other types of information and events that may be material at any particular time, depending on the circumstances. Where there is any possibility that an item may be considered “material,” you should treat it as such and you should confer with the General Counsel if you would like to review any specific situation.
    Other Companies. While this Policy prohibits trading in Wingstop securities while you are in possession of material nonpublic information about Wingstop, it also prohibits trading in securities of any other company about which you learn material nonpublic information in the course of performing your duties for Wingstop. For example, you may be involved in a transaction in which Wingstop expects to enter into (or terminate) a substantial business relationship with another company, or acquire another company, buy a substantial amount of its stock or enter into a joint venture with a company. Even though the size of the transaction may be immaterial to Wingstop, it may be material to the other company. This Policy prohibits you from trading in the securities of that company while aware of this nonpublic information or from tipping others regarding the information. In addition, please remember that the Wingstop Code of Business Conduct and Ethics prohibits you from engaging in outside interests that represent a conflict of interest with your obligations to Wingstop.

    Securities; All Transactions. This Policy prohibits certain transactions in the “securities” of Wingstop. Although it is usually the case that the information you gain will be material with respect to Wingstop common stock, any securities that Wingstop issues—such as debt securities or preferred stock—are also subject to this Policy. This Policy also applies to stock options and other derivatives related to Wingstop securities, as discussed below. Purchases and sales of Wingstop securities are subject to the insider trading laws of the U.S. and the provisions of this Policy, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.

    Investments. The Company expects its employees, officers and directors not to engage in speculative transactions that are designed to result in profit based on short-term fluctuations in the price of Company securities. If you do purchase Wingstop securities, you are strongly encouraged to do so with the expectation of owning those securities for an extended period of time—at a minimum, for six months.

    Short Sales. A “short sale” is a transaction involving securities which the seller does not own at the time of sale or, if the securities are owned by the seller, where they will be delivered on a delayed basis (meaning that the securities are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale). Selling securities “short” is consistent with an expectation that the price of the securities will decline in the near future and is often speculative in nature. Short selling may arouse suspicion from the SEC that the person was trading on the basis of inside information, particularly when the trading occurs before a major company announcement or event. Accordingly, employees, officers, and directors are prohibited from engaging in “short sales” of Wingstop securities or in any transaction in Wingstop securities which is entered into with the expectation of, or that will benefit from, a decline in the price of Wingstop’s securities.

    Options and Derivative Securities. Derivative securities are securities contracts or arrangements whose value varies in relation to the price of Wingstop securities. For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions, such as prepaid forwards. Many forms of derivatives are speculative in nature (meaning that their value fluctuates based on short-term changes in the price of Wingstop shares), and the purchase or sale of such derivatives by Wingstop employees could motivate them to take actions that are in conflict with the long-term interests of other stockholders and could also cause the appearance of misuse of inside information. Accordingly, employees, officers and directors are prohibited from purchasing or selling derivative securities or entering into derivatives contracts relating to Wingstop stock. The prohibition on transactions in derivatives does not apply to stock options and other interests issued under Wingstop employee benefit plans. If you have any question as to whether a particular type of arrangement or derivative transaction is permitted under this Policy, you should contact the General Counsel.

Hedging Transactions. Hedging or monetization transactions are transactions that permit an individual to own Wingstop securities without the full set of risks and rewards of such ownership. These arrangements can be accomplished through a number of mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. When these arrangements take place, a director, officer or employee may no longer have the same objectives with respect to Wingstop securities as the Company’s other stockholders and could also cause the appearance of misuse of inside information. Accordingly, employees, officers and directors are prohibited from engaging in hedging or monetization transactions relating to Wingstop securities.

Pledged Securities; Margin Loans. Under typical pledge or margin arrangements, a lender or broker is entitled to sell securities which you have deposited as collateral for loans if the value of your securities falls below a specified level or in certain other circumstances. Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if such a sale is made at a time when the “window” is closed (as described below) or you are in possession of material nonpublic information at the time of such a sale. If such a sale involves a member of Group Three, it can bring unwanted negative publicity. In addition, pledging may be used as a part of hedging strategy that would remove the full risk and rewards of stock ownership and sever your alignment with that of the Wingstop’s other security holders.

Group Three

Because of the concerns about pledging Wingstop securities, members of Group Three are prohibited from pledging Wingstop’s securities as collateral for a loan. This Policy does not prohibit members of Group Three from holding Wingstop securities in brokerage accounts, so long as any Wingstop securities held in such account are explicitly excluded from any margin or pledge arrangements. Sales of Wingstop securities which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though utilizing such accounts that exclude Wingstop securities would not be subject to restrictions under this Policy, you should be extremely careful when utilizing a margin loan in a brokerage account that contains your Wingstop securities.

Groups One and Two

While persons that are not in Group Three are not prohibited from pledging Wingstop stock, sales of Wingstop securities that you have pledged as security for a loan or which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though entering into such arrangements would not be considered a sale and would not be subject to restrictions under this Policy, members of Groups One and Two should be extremely careful when pledging Wingstop securities, utilizing a margin loan in a brokerage account or otherwise using Wingstop securities as collateral for a loan.

    Any sale must be made in compliance with the restrictions under this Policy that apply to you, such as trading windows and pre-clearance requirements. As a result, if you pledge your Wingstop securities or use Wingstop securities to secure a margin loan, you may be forced to take actions (for instance, depositing additional money or selling other securities) in order to avoid your lender or broker selling your Wingstop securities at a time that would result in a violation of insider trading laws or this Policy. Similar cautions apply to any other arrangements under which you have used Wingstop securities as collateral.

Members of Groups One and Two must receive pre-clearance prior to entering into any pledge or margin arrangement involving Wingstop securities to avoid an inadvertent violation of this Policy.

    Safest Time for Transactions. All employees, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Wingstop securities will generally be just after the trading window opens after the release by the Company of financial information relating to a completed quarter, as described in Section IV below. The appearance of improper trading may increase as the Company approaches the end of the next fiscal quarter.

III.Unauthorized Disclosure of Material Nonpublic Information Prohibited
    General Rule. No employee, officer or director, including “Other Persons” as described in Section II (as applicable), may disclose material nonpublic information about Wingstop or any company with which Wingstop deals to anyone outside of Wingstop, unless authorized to do so.

    Tipping. Under the federal securities laws of the U.S., you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material nonpublic information. Even if those to whom you disclose such information do not trade while aware of the information, you can be responsible for the trades of persons who received material nonpublic information indirectly from you, if you are the ultimate source of their information.

    Discussing or Recommending Wingstop Securities. Employee enthusiasm for Wingstop and its business prospects is a vital element of the Company’s success. You should, however, use extreme caution when discussing Wingstop or Company securities with anyone outside of Wingstop. In the course of discussing Wingstop or Company securities, accidental disclosure of material nonpublic information can occur and can be viewed as “tipping.” Likewise, recommendations of Company securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is a pending announcement of material nonpublic information by the Company, even if you are unaware of that information.

    Internet and Social Media. Consumer engagement though social media is an important part of the Company’s business. The provisions described in this Policy about the unauthorized disclosure of material nonpublic information and “tipping” apply equally to any statements that are made on the Internet and through social media outlets, including on the Company’s website and on Facebook, Twitter, Instagram, Pinterest and YouTube, by employees, officers and directors.

    Authorization to Disclose Material Nonpublic Information. Only certain employees, officers and directors are authorized to make public disclosures of material nonpublic information or to confer with persons outside of the Company regarding such information (for example, external auditors, outside counsel and other advisors). Unless you are authorized to do so by the Company’s Chief Executive Officer, Chief Financial Officer or the General Counsel, you should not discuss material nonpublic information with anyone not in the Company. Even in discussions with other Wingstop employees, you should consider the consequences of disclosing material nonpublic information to them. For example, by doing so, you would preclude those persons from trading in Wingstop’s securities until the information is publicly disclosed. Accordingly, you should restrict the communication of material nonpublic information to those employees, officers, and directors having a need to know in order to serve Wingstop’s interests.

    Regulation FD (Fair Disclosure). There are SEC rules and regulations banning selective disclosure of information relating to public companies. Generally, these regulations provide that when a public company (such as Wingstop) discloses material nonpublic information, it must provide broad, non-exclusionary public access to the information (for example, through press releases, conference calls or webcasts). Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties. Regulation FD applies largely to a limited group of senior officers and the investor relations personnel who regularly communicate with securities market professionals and shareholders. Remember that no other Wingstop employees, officers or directors are authorized to communicate information regarding the Company with securities market professionals, shareholders or members of the media. You should refer to Wingstop’s Disclosure Policy for further information about these regulations and requirements.

    Non-Disclosure Agreements. Employees, officers and directors involved in transactions or other negotiations that require disclosure of material nonpublic information with parties outside of Wingstop should generally have those to whom such information is being disclosed sign a non-disclosure agreement in a form approved by the General Counsel. The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Wingstop securities while in possession of such information. You should confer with the General Counsel whenever a non-disclosure agreement may be needed.

IV.Trading Windows
    Standard Trading Windows. Members of Groups Two and Three (consisting of officers and directors) may only purchase or sell Wingstop’s securities:

during the designated trading windows described below, and
when the individual is not otherwise in possession of material nonpublic information.

    Outside of the trading windows, members of Groups Two and Three may not purchase or sell Wingstop securities, even if they are not personally aware of any material nonpublic information. However, members of Groups Two and Three may engage in Permitted Transactions (described in Section VI below) outside of the trading windows.

    The Company will communicate to each member of Groups Two and Three when each trading window will open and close. It is expected that the trading window generally will open two full trading days after the Company’s quarterly release of earnings and will close 15 calendar days prior to the end of the following quarter. However, you should not expect that the window will open on any particular date or remain open for any minimum period of time. Significant corporate developments or operational updates may require changes to the schedule or who may be subject to the restrictions of this Section IV, including closing the window at the Company’s option at any time. If you are subject to a trading window under this Section IV, the Company will communicate when the restrictions begin and when they end.

    Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are in possession of material nonpublic information described in Section II. Regardless of whether the trading window is open or closed, you may not trade in Wingstop securities if you are in actual possession of material nonpublic information about Wingstop.

    Special Blackouts. The Company reserves the right to impose a trading blackout from time to time on all or any group of employees, officers or directors when, in the judgment of the General Counsel and other senior officers, a blackout is warranted. During a special blackout, you will not be permitted to purchase or sell Wingstop securities and you may or may not be allowed to execute Permitted Transactions (as defined below). A special blackout may also prohibit you from trading in the securities of other companies. If the General Counsel imposes a blackout to which you are subject, the Company will notify you when the blackout begins and when it ends and the securities and transactions to which it applies.

    Standing Orders; Limit Orders. Purchases or sales resulting from standing orders or limit orders may result in the execution of orders without your control over the transaction or your awareness of the timing of the transaction. Even though you placed the order at a time when you were permitted to enter into transactions, you must be certain that this type of order will not be executed when you are in possession of material nonpublic information about the Company or during a blackout period. Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction. Standing orders under an approved Rule 10b5-1 Trading Plan, described below, will not be subject to these limitations.

V.Pre-Clearance of Transactions
    General. Before purchasing or selling Wingstop securities, members of Groups Two and Three must obtain clearance of the transaction from the General Counsel. This clearance must be obtained before you place the order for, or otherwise initiate, any transaction in Wingstop securities. Any pre-clearance that you obtain will be valid for a transaction executed within two business days, unless either the pre-clearance is granted for a shorter or longer period, or you learn of material nonpublic information during that time. Whether or not your request for pre-clearance is granted, you must not inform anyone else of the results of your request.

    Do not confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of material nonpublic information described in Section II. Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Wingstop securities if you are in actual possession of material nonpublic information about Wingstop. In all cases, the responsibility for determining whether you are in possession of material nonpublic information about Wingstop rests with you, and any action on the part of the Company or the General Counsel pursuant to this Policy, including granting pre-clearance for a transaction, does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

    Permitted Transactions. Members of Groups Two and Three are not required to receive pre-clearance prior to entering into any Permitted Transaction, except they are required to do so before exercising any stock options or making any gifts of Wingstop securities.

VI.Permitted Transactions
    The following are “Permitted Transactions”:

acceptance or receipt of a stock option, shares of restricted stock or similar grants of securities under one of Wingstop’s employee benefit plans (including elections to acquire stock options or securities in lieu of other compensation) or the cancellation or forfeiture of options, restricted shares or securities pursuant to Wingstop’s employee benefit plans;
election to participate in, cease participation in or purchase securities under a Wingstop employee stock purchase plan, if such a plan is in effect (see further discussion which follows);
earning or vesting of stock options or shares of restricted stock and any related stock withholding;
exercise of stock options issued under Wingstop’s stock option plans in a cash exercise, a stock-for-stock exercise or a net share exercise, payment of the exercise price in shares of already-owned stock and any related stock withholding transactions, but not (1) the sale of any stock acquired in the option exercise, (2) a “cashless exercise” in which shares are sold in the market, or (3) the use of proceeds from the sale of any such shares to exercise additional options (see further discussion which follows);
transferring shares to an entity that does not involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime (see further discussion which follows);
making payroll contributions to a Wingstop 401(k) plan, deferred compensation plan or any similar plan, but not (1) intraplan transfers involving any Wingstop securities nor (2) a change in “investment direction” under such plan to increase or decrease your percentage investment contribution allocated to Wingstop securities (see further discussion which follows);
bona fide gifts of stock, but not where you are delivering the Wingstop stock in payment of a previous commitment to make a cash gift or where the Wingstop shares are being delivered in payment of any other obligations (see further discussion which follows);
execution of a transaction pursuant to a contract, instruction, or plan described in Securities Exchange Act Rule 10b5-1 (called a “Trading Plan”), as discussed below (see further discussion which follows); or
any other transaction designated by the Board or any Board committee or senior management, with reference to this Policy, as a Permitted Transaction.

    Pre-Disclosure of Undisclosed Material Nonpublic Information. You may not enter into any Permitted Transaction unless you have disclosed any material nonpublic information of which you are aware to the General Counsel or his or her designee. If you are a director or a member of senior management, the information must be disclosed to the General Counsel, and the General Counsel must disclose any such information to the Chief Executive Officer before any transaction listed qualifies as a Permitted Transaction. This ensures that Wingstop is fully aware of any material information affecting any security before you enter into a transaction involving Wingstop securities.

    Employee Benefit Plan Transactions. Included in the definition of Permitted Transactions are most of the ongoing transactions you might enter into under Wingstop’s equity-based benefit plans. For example, although your ongoing participation in a plan may involve the regular purchase of Wingstop’s common stock, either directly pursuant to an investment election or indirectly through an employer matching contribution, those purchases are Permitted Transactions. Note, however, that the movement of balances in those plans into or out of Wingstop securities or changes in your investment direction under those plans are not Permitted Transactions. This means that you may not make such transfers or elections while you are in possession of material nonpublic information and that such transfers or elections must be made in compliance with any other restrictions under this Policy that apply to you (for instance, such transfers or elections could only be made during an open trading window and with pre-clearance if you are in Group Two or Three).

    Transactions in employee stock options are also considered Permitted Transactions if there is no related sale on the market or to a person other than Wingstop. Note, however, that a sale of stock following or in connection with an option exercise is not a transaction with Wingstop and is, therefore, not a Permitted Transaction. Thus, you may engage in a cash exercise of an option as long as you retain the stock you buy in the exercise. You can also engage in stock-for-stock exercises or elect stock withholding without violating the Policy. However, it would not be a Permitted Transaction for you to exercise a stock option, sell the resulting shares and then use the proceeds from that sale to pay for the exercise of additional stock options in a same day sale. Although exercises of Wingstop stock options are Permitted Transactions, members of Groups Two and Three must pre-clear all stock option exercises.

    Transactions in Which There is No Change in Beneficial Ownership. Certain transactions involve merely a change in the form in which you own securities. For example, you may transfer shares of stock to a trust if you are the only beneficiary of the trust during your lifetime. Likewise, changing the form of ownership to include a member of your household as a joint owner or as a sole owner is a Permitted Transaction since members of your household are considered the same as you for purposes of this Policy (and the shares will remain subject to the terms of this Policy).

    Gifts of Wingstop Securities. Bona fide gifts of Wingstop securities, whether to charitable institutions or to friends and family members, are generally considered to be Permitted Transactions. However, if you are making the gift to satisfy a previous commitment to make a cash gift or in payment of another obligation, then the gift would not be a Permitted Transaction and the normal restrictions would be applicable. This policy is designed to avoid employees making gifts of stock when the gift will satisfy a previous pledge of cash or not be considered a “bona fide” gift. Although bona fide gifts of stock are Permitted Transfers, members of Groups Two and Three must pre-clear all gifts of shares.

    Trading Plans. The SEC has enacted a rule (Rule 10b5-1 under the Securities Exchange Act) that provides an affirmative defense against violations of the insider trading laws of the U.S. if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities when you are not in possession of material nonpublic information, even if it turns out that you had such information when the transaction is actually completed. The contract, instructions, or plan must:

specify the amount, price and date of the transaction,
specify an objective method for determining the amount, price and date of the transaction, or place the discretion for determining amount, price, and date of the transaction in another person who is not, at the time of the transaction, in possession of material nonpublic information.

You may not exercise discretion or influence over the amount, price, and date of the transaction after entering into the arrangement. In this Policy, these arrangements are referred to as “Trading Plans.” The rules regarding Trading Plans are extremely complex and must be complied with completely to be effective. You should consider consultation with your own legal advisor before entering into any Trading Plan.

    Any restrictions under this Policy that apply to you when purchasing or selling Wingstop securities also apply to you when establishing a Trading Plan. Therefore, you may not establish a Trading Plan when you are in possession of material nonpublic information about Wingstop and, to the extent trading windows and special blackout periods apply to you, those restrictions must be complied with in connection with establishing a Trading Plan. The Company may from time to time adopt additional rules for the establishment and operation of Trading Plans, and you will need to comply with these rules in order to utilize a Trading Plan.

    In establishing any Trading Plan, you should carefully consider the timing of your transactions under the Trading Plan. Even though transactions executed in accordance with a Trading Plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before Wingstop announces material news, and the media may not understand the nuances of trading pursuant to a Trading Plan.

Groups Two and Three

Members of Groups Two and Three are required to receive pre-clearance before entering into any Trading Plan. Once a Trading Plan for a member of Group Two or Three has been pre-

cleared by the General Counsel, transactions executed pursuant to that Trading Plan do not require approval.

Group One

Members of Group One are not required to pre-clear Trading Plans, but they are required to provide copies of their Trading Plans to the General Counsel.

VII.Sanctions for Violations of this Policy
    The SEC, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading, and use sophisticated technologies to investigate suspicious activity.

    A breach of the insider trading laws of the U.S. could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 20 years, in addition to civil penalties (up to three times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws of the U.S. also subject controlling persons to civil penalties for illegal insider trading by employees. Controlling persons include directors, officers and supervisors. These persons may be subject to fines of up to the greater of $1,000,000 or three times the profit realized or loss avoided by the insider. Accordingly, all Wingstop employees must comply with this Policy and applicable securities laws and to ensure that those employees who they supervise also comply.

    Inside information does not belong to any of Wingstop’s individual employees, officers or directors. This information is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside of the Company violates Wingstop’s Code of Business Conduct and Ethics, this Policy and federal securities laws. More particularly, insider trading is a fraud against members of the investing public and against the Company. Whether or not there is any actual trading of Wingstop securities, any violation of this Policy will be grounds for discipline, up to termination of employment for cause.

VIII.Administration of this Policy

    Administration by the General Counsel. The day-to-day administration of this Policy will be carried out by the General Counsel. If you have any questions concerning the interpretation of this Policy, you should direct your questions to the General Counsel.

    Reporting Violations. If you become aware of any violation of this Policy, you should report it immediately to the General Counsel.

    Exceptions. An individual subject to the trading windows or special blackout periods described in this Section IV may request the General Counsel to grant him or her an exception from those restrictions if he or she is not otherwise prohibited from trading under Section II.

    Post-Termination Transactions. With the exception of the pre-clearance procedures described in Section V, this Policy continues to apply to transactions in Wingstop securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not engage in transactions involving Wingstop securities until that information has become public or is no longer material.

    Amendment of the Policy. The Board or the Nominating and Corporate Governance Committee of the Board may amend this Policy from time to time, in their discretion as they deem necessary; provided, that Wingstop’s senior officers shall have the authority to make immaterial administrative amendments to this Policy. If this Policy is amended, the Company will communicate to you through normal communications channels the substance of any such changes.

    The ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment and consult with the General Counsel, and your legal and financial advisors, as needed.